Exhibit 99.1

AnPac Bio-Medical Science Announces Pricing of $3.0 Million Registered Direct Offering

New York, NY, March 31, 2023 (GLOBE NEWSWIRE) -- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, today announced that it has entered into a securities purchase agreement with certain institutional investors to purchase $3.0 million of its American Depositary Shares (“ADSs”), pre-funded warrants to purchase ADSs and warrants to purchase ADSs in a registered direct offering.  The Company plans to use the net proceeds from the offering for the advancement of our research and development activities, working capital and general corporate purposes.

Under the terms of the securities purchase agreement, the Company has agreed to sell to the institutional investors a total of 625,000 ADSs (the “Offered ADS”) priced at $4.00 per ADS, with pre-funded warrants exercisable for 125,000 ADSs and warrants exercisable for 750,000 ADSs. The purchase price of each pre-funded warrant is equal to the price per one ADS, minus $0.0001, and the remaining exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The warrants will be immediately exercisable, will expire five (5) years from the original issuance date and will have an exercise price of $4.00 per ADS. The Company is also issuing to Univest Securities, LLC, which is acting as the sole placement agent for the offering, warrants exercisable for 37,500 ADSs, with an exercise price of $4.80. The placement agent’s warrants are immediately exercisable through the fifth anniversary of issuance.

Subject to certain exemptions outlined in the warrants, if the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells, enters into an agreement to sell, or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any ordinary shares or ADSs or any other securities that are at any time convertible into, or exercisable or exchangeable for, or otherwise entitle the holder thereof to receive, ordinary shares or ADSs, at an effective price per share less than the exercise price of the warrants then in effect, the exercise price of the warrants will be reduced to an exercise price based on the calculation provided in the warrants.

In addition, pursuant to the terms of the securities purchase agreement, the Company may not, subject to certain exceptions, (i) offer, issue, sell, transfer or otherwise dispose of the Company’s securities for a period of one hundred and twenty (120) days following the closing date of the offering; and (ii) from the closing date of the offering until the six-month anniversary of such date, effect or enter into an agreement to effect any issuance of ordinary shares or ordinary share equivalents involving a Variable Rate Transaction (as defined in the securities purchase agreement).

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $3.0 million before deducting the placement agent’s fees and other standard offering expenses. The offering is expected to close on or about April 5, 2023, subject to the satisfaction of customary closing conditions.

Pursuant to the securities purchase agreement, the executive officers and directors of the Company will enter into lock-up agreements pursuant to which these persons agree that, without the prior consent of the placement agent, they will not, for a period of 60 days following the closing of the offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the offering or acquired during the lock-up period.

The ADSs, the pre-funded warrants, the warrants and the ADSs underlying the pre-funded warrants, the warrants and the placement agent’s warrants are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-256630) previously filed and declared effective by the Securities and Exchange Commission (SEC) on June 7, 2021 (the “Shelf Registration Statement”). The offering of the ADSs, the pre-funded warrants, the warrants and the ADSs underlying the pre-funded warrants, the warrants and the placement agent’s warrants will be made only by means of a prospectus supplement that forms a part of the registration statement.

Univest Securities, LLC is acting as the sole placement agent for this offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the aforementioned securities will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov.

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd. is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company intends to enter the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.